FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

MegaWest Energy Announces Proposed Brokered Private Placement

Calgary, Alberta; April 17, 2008 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent energy company with heavy oil development assets in Missouri, Kansas, Kentucky, Montana and Texas (OTC BB: MGWSF) (Cusip: #585168 107) is pleased to announce that it plans to complete a private placement (the “Private Placement”) of common shares of the Company. The Company has not entered into agreements to sell these shares, and no assurances can be given as to Company’s ability to sell the shares or the price the Company will receive for the shares.

The common shares to be issued in Canada pursuant to the Private Placement will be subject to a four month hold from the date of issuance. The common shares offered have not been and are not anticipated to be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Proceeds from the offering will be used for the delineation and development of MegaWest’s properties and for general corporate purposes.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, CEO & Chairman of the Board

Investor Relations:

David Sealock

1 (877) 984-6342

Email: info@megawestenergy.com

Forward-Looking Statement Disclaimer

This document contains statements about expected or anticipated future events, including the sale of our common shares, and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, our ability to sell our shares at prices we deem acceptable, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per: /s/ George Orr

F. George Orr

Chief Financial Officer and Director

(Principal Executive Officer)

Dated: April 23, 2008

CW1820593.1